SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ENERGIZER RESOURCES INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

91702P104
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but  shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP No. 91702P104
1.	Names of Reporting Persons Pinetree Resource Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 5,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,000,000
9.	Aggregate Amount Beneficially Owned by each Reporting Person 5,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) PN

Page 2 of 9 Pages

CUSIP No. 91702P104
1.	Names of Reporting Persons Pinetree Capital Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 0
6. Shared Voting Power 5,000,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 5,000,000
9.	Aggregate Amount Beneficially Owned by each Reporting Person 5,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 3.5%
12.	Type of Reporting Person (See Instructions) CO

Page 3 of 9 Pages

CUSIP No. 91702P104
1.	Names of Reporting Persons Sheldon Inwentash
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person with	5. Sole Voting Power 750,000
6. Shared Voting Power 5,000,000
7. Sole Dispositive Power 750,000
8. Shared Dispositive Power 5,000,000
9.	Aggregate Amount Beneficially Owned by each Reporting Person 5, 750,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person (See Instructions) IN

Page 4 of 9 Pages

Item 1(a).                      Name of Issuer:

Energizer Resources Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

520-141 Adelaide Street W.
Toronto, Ontario M5H 3L5
Canada

Item 2(a).  Name of Person(s) Filing:

Pinetree Resource Partnership
Pinetree Capital Ltd.
Sheldon Inwentash

Item 2(b).  Address of Principal Business Office, or if None, Residence:

The address of the principal business office of Pinetree Resource Partnership is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

The address of the principal business office of Pinetree Capital Ltd. is 130 King St. West, Suite 2500, Toronto, Ontario, Canada M5X 1A9.

The address of the principal business office of Sheldon Inwentash is 130 King Street West, Suite 2500, Toronto, Ontario Canada M5X 1A9.

Item 2(c).  Citizenship:

Pinetree Resource Partnership is a partnership organized under the laws of Ontario, Canada.

Pinetree Capital Ltd. is a corporation organized under the laws of Ontario, Canada.

Sheldon Inwentash is a Canadian citizen.

Item 2(d).  Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).  CUSIP Number:

91702P104

Item 3.     If this statement  is filed  pursuant to  Rule 13d-1(b), or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under section 15 of the Act.
(b)	[_]	Bank as defined in section 3(a)(6) of the Act.
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act.

Page 5 of 9 Pages

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:  ____________________________________.

Item 4.                      Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

As of the date of this filing, Pinetree Resource Partnership beneficially owns an aggregate of 5,000,000 shares of Common Stock of the Issuer (the “PR Shares”), including 1,000,000 shares of Common Stock and 4,000,000 shares of Common Stock issuable upon the exercise of warrants held by Pinetree Resource Partnership.

As of the date hereof, Sheldon Inwentash (“Inwentash”) is deemed to beneficially own an aggregate of 5,750,000 shares of Common Stock.  This amount includes the PR Shares and 750,000 shares of Common Stock that Inwentash owns directly (the “Inwentash Shares”).  The Inwentash Shares consist of 750,000 shares of Common Stock issuable upon the exercise of warrants held by Inwentash.

Pinetree Capital Ltd. beneficially owns 100% of Pinetree Resource Partnership and therefore may be deemed to have beneficial ownership of the PR Shares.

Inwentash has sole power to direct the vote and to direct the disposition of the Inwentash Shares.  By virtue of his position as Chief Executive Officer of Pinetree Capital Ltd., Inwentash may be deemed to have shared power to vote the PR Shares.  Inwentash disclaims beneficial ownership of the PR Shares.

(b)
Percent of class:

The PR Shares represent approximately 3.5% of the Issuer’s Common Stock, based on 139,074,178 issued and outstanding shares of Common Stock of the Issuer as of February 8, 2011.

The PR Shares and the Inwentash Shares together represent approximately 4.0% of the Issuer’s Common Stock, based on 139,074,178 issued and outstanding shares of Common Stock of the Issuer as of February 8, 2011.

Page 6 of 9 Pages

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: Pinetree Resource Partnership: Pinetree Capital Ltd.: Inwentash	0 0 750,000
	(ii)	Shared power to vote or to direct the vote: Pinetree Resource Partnership: Pinetree Capital Ltd.: Inwentash	5,000,000 5,000,000 5,000,000
	(iii)	Sole power to dispose or to direct the disposition of: Pinetree Resource Partnership: Pinetree Capital Ltd.: Inwentash	0 0 750,000
	(iv)	Shared power to dispose or to direct the disposition of: Pinetree Resource Partnership: Pinetree Capital Ltd.: Inwentash	5,000,000 5,000,000 5,000,000

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.  Identification and Classification of Members of the Group.

Not Applicable

Item 9.  Notice of Dissolution of Group.

Not Applicable

Page 7 of 9 Pages

Item 10.  Certifications.

     (a)           Not applicable.

     (b)           Not applicable.

     (c)           The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 8 of 9 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2010
(Date)
PINETREE RESOURCE PARTNERSHIP
By: /s/ Gerry Feldman
Name: Gerry Feldman
Title: Authorized Signing Officer*

PINETREE CAPITAL LTD.
By: /s/ Gerry Feldman
Name: Gerry Feldman
Title: Vice President, Corporate Development and Chief Financial Officer

/s/ Sheldon Inwentash
Sheldon Inwentash

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

_________________________________

* Resolutions of the partners of Pinetree Resource Partnership, dated as of September 29, 2010 (the “Resolutions”), appoint Mr. Feldman as Authorized Signing Officer.  The Resolutions, which were filed as Exhibit 2 to Amendment No. 6 to Schedule 13D filed by Pinetree Resource Partnership with respect to Bontan Corporation Inc. on September 29, 2010, are incorporated herein by reference.

Page 9 of 9 Pages